Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: September 16, 2021

WEJO AND PALANTIR MAKE HEADWAY IN REVOLUTIONIZING MOBILITY THROUGH DATA

An Inside Look into the Connected Vehicle Platform Wejo and Palantir are Building to Power the Future of Mobility

MANCHESTER, England and DENVER, CO – September 16, 2021 – Wejo, a global leader in connected vehicle data, and Palantir Technologies (NYSE: PLTR) (“Palantir”) today detailed the early success of a new partnership aiming to solve the most ambitious problems of the mobility revolution. As the world moves at furious pace to reduce emissions, improve vehicle safety, and design resilient smart cities, Wejo and Palantir are looking to create an integrated data ecosystem for the automotive industry and beyond. The two companies discuss the partnership, Palantir’s investment in Wejo (who entered into a definitive agreement to merge with Virtuoso Acquisition Corp. (NASDAQ: VOSO)), and their progress to date in a video published today.

“The partnership between Wejo and Palantir is ultimately about delivering on the promise of connected vehicle data to improve the way we live, work, and travel for the better,” said Sarah Larner, Executive Vice President of Strategy & Innovation at Wejo. “It’s about putting our DataForGoodTM products and services to work, and making a safer and better transportation experience. The partnership is accelerating the invaluable connected vehicle data insights we can give.”

Connected vehicle data is vastly underutilized across the automotive industry, and needs to be turned into actionable intelligence in order to address the most pressing mobility problems of the day. Wejo collects and analyzes more than 16 billion data points per day in near real time across a network of 11 million live vehicles. To date, Wejo has ingested more than 10 trillion data points and 48 billion journeys from connected vehicles. The partnership aims to combine Wejo’s robust data asset with the power of Palantir’s Foundry platform to unlock a diverse set of use cases that will benefit society on a global scale. These use cases range from working with parts suppliers on component quality, to working with regulators in defining the future of autonomous driving, to helping city planners make data-driven investments in smart city infrastructure.

Together, Wejo and Palantir are expanding the perimeter of who can benefit from the billions of journeys taken by millions of connected vehicles around the world — beyond just drivers and OEMs — all while implementing robust access control and data provenance tracking to secure the ownership, security, privacy, and safety of data. The new data ecosystem will also allow OEMs and other stakeholders to discover the hidden value that lies within their data, spurring innovation, improving quality, and opening the doors for new products and services.

“Wejo is SaaS for the real world, therefore, it must account for the complexity of the real world with a massive connected vehicle data asset,” added Ted Mabrey, Head of Global Commercial at Palantir. “In this scenario, a cloud is not enough. Vast amounts of data require the robust, integrated infrastructure Foundry provides in order to deliver new solutions, opportunities, and accelerated growth.”

Through Wejo’s definitive agreement to merge with Virtuoso Acquisition Corp. (NASDAQ: VOSO), Wejo will become a publicly listed company later this year. Since announcing the merger, Wejo has established partnerships with a number of leading companies across several industries that have invested in the company. In addition to Palantir, Wejo has partnered with Microsoft (NASDAQ: MSFT) to bring the power of connected vehicle data to the commercial sector and enrich Wejo’s mobility intelligence portfolio; Sompo Holdings (TYO: 8630) to bring the power of connected vehicle data to the APAC region; and General Motors (NYSE: GM). Separately, Wejo also has business relationships with 17 automotive OEMs.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

About Palantir

Palantir Technologies Inc. is a software company that builds enterprise data platforms for use by organizations with complex and sensitive data environments. From building safer cars and planes, to discovering new drugs and combating terrorism, Palantir helps customers across the public, private, and nonprofit sectors transform the way they use their data. Additional information is available at www.palantir.com.

Contacts

Wejo Media Contact

Mark Semer/Sam Cohen

Gasthalter & Co.

(212) 257-4170

wejo@gasthalter.com

Wejo Investor Relations

Idalia Rodriguez

Arbor Advisory Group

Email: investor.relations@wejo.com

Palantir Media Contact

Lisa Gordon

media@palantir.com

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

In addition to as noted above, this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to, but are not limited to, Palantir’s expectations regarding the partnership and the contract, as well as the expected benefits of Palantir’s software platforms. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Forward-looking statements are based on information available at the time those statements are made and were based on current expectations as well as the beliefs and assumptions of Palantir’s management as of that time with respect to future events. Additional information regarding these and other risks and uncertainties is included in the filings Palantir makes with the Securities and Exchange Commission from time to time. Except as required by law, Palantir does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.